ULTRAPETROL (Bahamas) Ltd.

First Quarter 2016

Earnings Call Presentation

May 13, 2016

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2015
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
1Q 2016 vs. 1Q 2015

($000's)	Three months ended March 31, 2016	Three months ended March 31, 2015	Difference	% Change
Revenues	**$67,097**	**$84,573**	**($17,476)**	**-21%**
Adjusted EBITDA per segment				
River Business	$6,980	$3,221	3,759	
Offshore Supply Business	$9,025	$12,556	(3,531)	
Ocean Business	$185	$1,359	(1,174)	
Total Segment Adjusted EBITDA	**16,190**	**17,136**	**(946)**	**-6%**
Financial income and Foreign Currency Exchange	(1,932)	(1,897)	(35)	
Adjusted EBITDA (1)	**$14,258**	**$15,239**	**($981)**	**-6%**
Net (loss) as reported	**($17,100)**	**($5,107)**	**($11,993)**	
EPS as reported (In $ per share)	**($0.12)**	**($0.04)**		
Adjusted net (loss)	**($17,682)**	**($4,444)**	**($13,238)**	
Adjusted EPS (In $ per share)	**($0.13)**	**($0.03)**		

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business
Market Dynamics



- **Decrease in relevant commodity prices of the River Business resulting in decline of transport demand:**
  - **11% drop in soybean prices on average ($364 / TN in 1Q 15 vs. $323 / TN in 1Q 16).**
  - **24% drop in iron ore prices on average ($62 / TN in 1Q 15 vs. $48 / TN in 1Q 16).**
  - **23% drop in total industry freight price in 1Q 16 compared to 1Q 15.**

Paraguay Seeded Area & Production Growth (1)



Seeded Area
Production
Million Has. & Tons
10.0 8.0 6.0 4.0 2.0 0.0
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 (P)
2.0 4.0 2.4 3.6 2.4 5.6 2.6 6.0 2.5 3.6 2.7 6.5 2.9 7.1 3.0 4.0 3.2 8.2 3.3 8.2 3.2 8.1 3.4 8.8

Soybean Prices ($ per Metric Ton) (2)



536 548 477 497 528 369 365 355 323 327
Mar-13 Sep-13 Mar-14 Sep-14 Mar-15 Sep-15 Mar-16

Corumba Area Iron Ore Production Growth (3)



Production (In Million Tons)
8 6 4 2 0
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 (P)
2.3 4.2 4.4 4.6 3.5 6.0 7.1 7.8 7.0 5.8 4.5 2.3

Iron Ore Prices ($ per Dry Metric Ton) (2)



140 144,7 134 112 96 73 51 55 82,3 67,4
Mar-13 Sep-13 Mar-14 Sep-14 Mar-15 Sep-15 Mar-16

(1) Source: USDA Foreign Agricultural Service – Updated May 3, 2016
(2) Source: Indexmundi & International Monetary Fund
(3) Vale and MMX Company Filings

River Business
Key Performance Indicators

KEY PERFORMANCE INDICATORS			
INITIATIVE	KPI		4Q 15 vs. 4Q 14 Variation
Increase asset utilization	Revenue (excluding fuel adjustment) / net book value	✓	1.3 pp increase in asset utilization
Improve transit times	Average barge transit time	✗	5.0% increase in transit times
Reduce costs per ton transported	Total cost per ton (at constant fuel prices)	✓	23.6% decrease in costs
Streamline operations to increase reliability	Weighted average quarterly pushboat offhire days	✓	1.3% decrease offhire days

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
Market Dynamics



- Low crude oil prices put pressure on CAPEX and spot rates in the North Sea ($50 / bbl in 1Q 15 vs. $33 / bbl in 1Q 16, 33% drop).
- Contract assignments pending Petrobras BOD approval.
- Initial progress on REB rights.
- Agreement with Petrobras for our *UP Turquoise*. Operations starting on June, 2016.

Historical Crude Oil Prices (1)


105.3
46.76
52.7
45.94
38.28
120
100
80
60
40
20
0
USD / Bbl
May 27, 2014
Sep 02, 2014
Dec 09, 2014
Mar 13, 2015
Jun 18, 2015
Sep 18, 2015
Dec 23, 2015
Mar 31, 2016

North Sea Average Spot Rates (2)


30,000
25,000
20,000
15,000
10,000
5,000
0
GBP / Day
18,983
10,980
10,196
15,289
22,714
12,653
12,840
14,432
5,639
4,886
5,126
4,104
Mar-12
Nov-12
Jul-13
Mar-14
Nov-14
Jul-15
Mar-16

Historical BRL/USD Exchange Rate (3)


4.5
4
3.5
3
2.5
2
3.05
3.15
3.22
3.48
4.10
3.77
3.76
3.98
4.00
3.85
3.67
3/31/2015
6/30/2015
9/30/2015
12/31/2015
3/31/2016

Total Petrobras oil production in Brazil (4)


2,300
2,200
2,100
2,000
1,900
1,800
1,700
1,600
BDP (000s)
Mar-13
Sep-13
Mar-14
Sep-14
Mar-15
Sep-15
Mar-16

(1) Source: http://www.investing.com/commodities/crude-oil-historical-data
(2) Source: Seabreeze, March 2016.
(3) Source: Banco Central do Brasil
(4) Source: Petrobras

Offshore Supply Business
Market Dynamics

Rig Utilization (1)


Petrobras is targeting a rig count of ~35 by mid-2016, around half of what they had two years ago.
Rig Utilization Rate
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
01-15
02-15
03-15
04-15
05-15
06-15
07-15
08-15
09-15
10-15
11-15
12-15
01-16
02-16
03-16
04-16
U.S. Gulf of Mexico
South America
Europe/Mediterranean Sea

Rig Utilization (1)


Rig Utilization Rate
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
45.0%
01-15
02-15
03-15
04-15
05-15
06-15
07-15
08-15
09-15
10-15
11-15
12-15
01-16
02-16
03-16
04-16
West Africa
Middle East
Asia/Australia (excludes India)

North Sea Average Spot Rates – PSVs>900m², GBP (2)


GBP / Day
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,819
-22%
4,543
1Q 2015
1Q 2016

Unemployed PSVs - World Count (1)


600
500
400
300
200
100
0
+330%
482
112
March 2015
March 2016

(1) Source: Maersk Market Report, March 2016.
(2) Source: Seabreeze, March 2016.

Offshore Supply Business
Key Performance Indicators

KEY PERFORMANCE INDICATORS

INITIATIVE	KPI		1Q 16 vs. 1Q 15 Variation
Protect revenue stream	Revenue / calendar days	✗	32.0% decrease in revenue per day (1)
Minimize unplanned off-hire days	Offhire days / calendar days	✗	49.7 pp increase in offhire days (2)
Cost Reduction	Running cost / calendar days	✓	43.4% decrease in costs (3)

(1) Excluding the effect of our 2 PSVs laid up in the North Sea, our 3 PSVs with cancellations and the UP Turquoise, this KPI would be a 19.0% increase.
(2) Excluding the effect of our 2 PSVs laid up in the North Sea, our 3 PSVs with cancellations and the UP Turquoise, this KPI would be a 13.6pp increase.
(3) Excluding the effect of our 2 PSVs laid up in the North Sea, our 3 PSVs with cancellations and the UP Turquoise, this KPI would be a 17.7% decrease.

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
Business Update & KPIs

TANKERS - KEY PERFORMANCE INDICATORS(1)

INITIATIVE	KPI	1Q 16 vs. 1Q 15 Variation
▪ Protect revenue stream	▪ Revenue / calendar days	✗ ▪ 6.4% decrease revenue per day
▪ Minimize unplanned off-hire days	▪ Offhire days / calendar days	✗ ▪ 3.9 pp increase offhire

CONTAINER FEEDER SERVICE - KEY PERFORMANCE INDICATORS

INITIATIVE	KPI	1Q 16 vs. 1Q 15 Variation
▪ Increase turns	▪ Average number of turns per quarter	✓ ▪ 2.0% increase turns

(1) KPIs calculated excluding the *Amadeo* and *Alejandrina* which were sold on May 29, 2015 and January 28, 2016, respectively.

Ultrapetrol
Balance Sheet

($000's)	At March 31, 2016 (Unaudited)	At December 31, 2015	% Change
ASSETS			
Cash & Cash Equivalents	$35,430	$45,193	-22%
Accounts Receivables	39,621	32,655	21%
Operating supplies and inventories	20,009	16,947	18%
Restricted cash	6,471	10,779	-40%
Other Current Assets	27,287	26,159	4%
Vessels and Equipment, Net	657,297	669,087	-2%
Non-current Other Receivables	22,950	21,500	7%
Non-current Restricted Cash	1,472	1,472	0%
Other Non-current Assets	13,163	14,697	-10%
TOTAL ASSETS	**$823,700**	**$838,489**	**-2%**
LIABILITIES			
Accounts Payable	32,091	29,391	9%
Accrued Interest	17,156	11,454	50%
Current Portion of Long-term Financial Debt(1)	445,195	452,721	-2%
Other Current Liabilities	21,117	21,964	-4%
Deferred Income Tax Liability	12,537	10,562	19%
Non-current Other Payables	2,682	2,783	-4%
UPB Shareholder's Equity	292,922	309,614	-5%
TOTAL LIABILITIES	**$823,700**	**$838,489**	**-2%**

(1) Current portion of long-term financial debt net of debt issuance costs of $10,584 and $10,827 in 2016 and 2015, respectively.

Thank You

_Q & A_

Appendix

Appendix
River Business - 1Q 2016 vs. 1Q 2015

FINANCIAL HIGHLIGHTS RIVER *($000's)*	Three months ended March 31, 2016	Three months ended March 31, 2015	% Change
Revenues	**34,181**	**38,930**	**-12%**
Voyage and Manufacturing Expenses	(11,925)	(16,566)	-28%
Gross Margin	**22,256**	**22,364**	**0%**
Running Costs	(10,165)	(13,901)	-27%
Administrative and commercial expenses	(5,048)	(5,147)	-2%
Other operating income	10	97	-90%
Investment in Affiliates	27	(93)	
Yard EBITDA from Touax Sale	(100)	(99)	1%
Segment Adjusted EBITDA	**6,980**	**3,221**	**117%**

River Business results include both river transportation activities and barge sales to third parties by our shipyard in Punta Alvear

- **Revenues decreased $4.7 million in 1Q 16 as compared to 1Q 15 mostly related to lower freight rates and to our *Parana Iron* on account of a reduction in transshipped volume.**
- **Adjusted EBITDA increased $3.8 million in 1Q 16 from $3.2 in 1Q 15, mainly related to a decrease in fuel expenses related to lower fuel prices, the full impact of the new operational model implemented during 2015, decreased crew expenses on account of reduced headcount and savings in repairs, spares and maintenance costs of our pushboat fleet; partially offset by lower revenues.**
- **Tons transported increased approximately 7% in 1Q 16 as compared to the same period last year.**

Appendix (cont'd)
Offshore Supply Business - 1Q 2016 vs. 1Q 2015

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY *($000's)*	Three months ended March 31, 2016	Three months ended March 31, 2015	Diff	% Change
Revenues	**20,321**	**29,557**	**(9,236)**	**-31%**
Voyage Expenses	(1,780)	(1,649)	(131)	8%
Running Costs	(7,086)	(12,374)	5,288	-43%
Administrative and commercial expenses	(3,477)	(2,984)	(493)	17%
Other operating income	1,036	5	1,031	20620%
Net (loss) on derivatives	(1)	(1)	-	0%
Other net	12	2	10	500%
Segment Adjusted EBITDA	**9,025**	**12,556**	**(3,531)**	**-28%**

- **In 1Q 16, revenues decreased $9.2 million or 31% related to the contract cancellation by Petrobras in September 2015 of our *UP Amber*, *UP Pearl* and *UP Esmeralda* and the blocking of our *UP Turquoise*, a reduction in revenues of the rest of our PSV fleet related to an average 37% devaluation of the Brazilian real between the first quarter of 2015 and the same period of 2016, and a decrease in revenues of our *UP Agate* and *UP Jasper* related to their lay up in the North Sea; partially offset by an increase in revenues of our RSV *UP Coral*, which entered into a long-term charter with Petrobras on August 5, 2015, as compared to its operation in the North Sea during the same period last year**

- **Voyage Expenses decreased $0.1 million in 1Q 16 as compared to 1Q 15 mainly related to the payment of our contractor of our *RSV UP Coral*, partially offset by the Brazilian real devaluation.**

- **Running Costs for 1Q 16 decreased $5.3 million mostly due to our *UP Jasper* and *UP Agate* which were laid up in the North Sea, our UP Esmeralda, UP Amber, UP Pearl and UP Turquoise, which were laid-up in Brazil, and to the decrease in costs across the rest of our fleet, mostly related to the devaluation of the Brazilian real.**

Appendix (cont'd)
Ocean Business - 1Q 2016 vs. 1Q 2015

FINANCIAL HIGHLIGHTS OCEAN *($000's)*	Three months ended March 31, 2016	Three months ended March 31, 2015	Diff	% Change
Revenues	**$12,595**	**$16,086**	**($3,491)**	**-22%**
Voyage Expenses	(5,447)	(5,021)	(426)	8%
Running Costs	(5,705)	(8,123)	2,418	-30%
Gross Profit Constribution	**1,443**	**2,942**	**(1,499)**	**-51%**
Administrative and commercial expenses	(1,478)	(1,538)	60	-4%
Other operating income (expenses)	220	(56)	276	
Other net	-	11	(11)	
Segment Adjusted EBITDA	**185**	**1,359**	**(1,174)**	**-86%**

- **Revenues for 1Q 16 decreased $3.5 million mainly as a result of the sale of our *Amadeo* on May 29, 2015, a slower vessel rotation for our *Argentino* and an increase in offhire days for our *Austral* on account of several maintenance tasks done in advance of its next drydock.**
- **Voyage Expenses increased $0.4 million in 1Q 16 as compared to 1Q 15, which is primarily attributable to other the hire expense of our *Mentor*, which enter into operation on July 1, 2015.**
- **Running costs decreased $2.4 million in 1Q 16 as compared to the same period of 2015 mostly as a result of our sold vessels *Amadeo* and *Alejandrina* and lower crew costs related to our container feeder vessels; partially offset by the operation of our *Mentor*.**

Appendix (cont'd)
Quarter-on-quarter Selected Statement of Operation Data

($000's)	Three months ended March 31, 2016	Three months ended March 31, 2015	% Change
Revenues			
Attributable to River Business	$34,181	$38,930	-12%
Attributable to Offshore Supply Business	$20,321	$29,557	-31%
Attributable to Ocean Business	$12,595	$16,086	-22%
Total revenues	**67,097**	**84,573**	**-21%**
Voyage expenses			
Attributable to River Business	(11,925)	(16,566)	-28%
Attributable to Offshore Supply Business	(1,780)	(1,649)	8%
Attributable to Ocean Business	(5,447)	(5,021)	8%
Total voyage expenses	**(19,152)**	**(23,236)**	**-18%**
Running costs			
Attributable to River Business	(10,165)	(13,901)	-27%
Attributable to Offshore Supply Business	(7,086)	(12,374)	-43%
Attributable to Ocean Business	(5,705)	(8,123)	-30%
Total running costs	**(22,956)**	**(34,398)**	**-33%**
Amortization of Dry Dock & Intangible Assets	(2,388)	(1,999)	19%
Depreciation of Vessels and Equipment	(9,889)	(10,504)	-6%
Administrative and commercial expenses	(10,003)	(9,669)	3%
Other operating income	1,266	46	2652%
Operating (loss) profit	**$3,975**	**$4,813**	**-17%**
Attributable to River Business	426	(3,250)	
Attributable to Offshore Supply Business	4,295	8,060	-47%
Attributable to Ocean Business	(746)	3	
Segment Adjusted EBITDA			
Attributable to River Business	6,980	3,221	117%
Attributable to Offshore Supply Business	9,025	12,556	-28%
Attributable to Ocean Business	185	1,359	-86%
Financial Income	-	-	
Other financial expense	(1,932)	(1,897)	2%
Adjusted EBITDA	**$14,258**	**$15,239**	**-6%**

Appendix (cont'd)
Quarter-on-quarter Income Statement

($000's)	Three months ended March 31, 2016	Three months ended March 31, 2015
Revenues	$67,097	$84,573
Voyage Expenses	(19,152)	(23,236)
Running Costs	(22,956)	(34,398)
Depreciation and amortization	(12,277)	(12,503)
Administrative and commercial expenses	(10,003)	(9,669)
Other operating income	1,266	46
Operating income (loss)	**$3,975**	**$4,813**
Financial expense and other Financial expenses	(16,364)	(8,255)
Other Financial expenses	(1,932)	(1,897)
Financial Income	-	-
Net Gains (Losses) on Derivatives, net	-	(1)
Investment in Affiliates	27	(93)
Other, net	11	13
Income Taxes	(2,817)	313
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($17,100)**	**($5,107)**
EPS (In USD)	($0.12)	($0.04)
Adjusted EBITDA	**$14,258**	**$15,239**
Adjustments to net Income as reported		
Income tax on Exchange Variance Provision	(482)	762
Yard Ebitda from Touax Sale	(100)	(99)
Adjusted net income (loss)	**($17,682)**	**($4,444)**
Adjusted EPS (In $)	**($0.13)**	**($0.03)**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Appendix (cont'd)
Accumulated Cash Flow and EBITDA Reconciliation

($000's)	Three months ended mar-16	Three months ended mar-15
Total cash flows provided by operating activities	(1,435)	903
Total cash flows (used in) investing activities	2,795	(9,344)
Total cash flows (used in) from financing activities	(11,123)	(6,245)
Total cash flows from operating activities	$ (1,435)	$ 903
Plus		
Adjustments from continuing operations		
Increase / Decrease in operating assets and liabilities	4,193	6,260
Expenditure for dry docking	742	1,330
Income Taxes	2,817	(313)
Financial Expenses	8,753	8,255
Allowance for doubtfull accounts	(134)	-
Yard Ebitda from Touax Sale	(100)	(99)
Other adjustments	(578)	(1,097)
Adjusted Consolidated EBITDA	**$ 14,258**	**$ 15,239**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
1Q 2016 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Offshore Supply	Ocean	TOTAL
	First quarter ended March 31, 2016			
Segment operating (loss) profit	$426	$4,295	($746)	$3,975
Depreciation and amortization	6,627	4,719	931	12,277
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	27	-	-	27
Yard Ebitda from Touax Sale	(100)	-	-	(100)
Other net	-	11	-	11
Segment Adjusted EBITDA	**$6,980**	**$9,025**	**$185**	**$16,190**
Items not included in Segment Adjusted EBITDA				
Financial income				-
Other financial income				(1,932)
Adjusted Consolidated EBITDA				**$14,258**

Appendix (cont'd)

1Q 2015 Operating Profit to Adjusted Consolidated EBITDA

	First quarter ended March 31, 2015			
($000's)	River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($3,250)	$8,060	$3	$4,813
Depreciation and amortization	6,663	4,495	1,345	12,503
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(93)	-	-	(93)
Yard Ebitda from Touax Sale	(99)	-	-	(99)
Other net	-	1	11	12
Segment Adjusted EBITDA	**$3,221**	**$12,556**	**$1,359**	**$17,136**
Items not included in Segment Adjusted EBITDA				
Financial income				-
Other financial expenses				(1,897)
Adjusted Consolidated EBITDA				**$15,239**